240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
(Name of Issuer)
Luckin Coffee Inc.
(Title of Class of Securities)
Class A Ordinary Shares, Par Value US$0.000002 Per Share
(CUSIP Number)
54951L109
(Date of Event Which Requires Filing of this Statement)
August 5, 2019

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 16,578,528* (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 16,578,528* (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 16,578,528* (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.0% (see Item 4)
(12) Type of reporting person (see instructions) PN

*Based on American Depositary Shares (“ADSs”) and call options to purchase ADSs.

CUSIP No. 54951L109
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 16,578,528* (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 16,578,528* (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 16,578,528* (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.0% (see Item 4)
(12) Type of reporting person (see instructions) CO

*Based on ADSs and call options to purchase ADSs.

CUSIP No. 54951L109
(1) Names of reporting persons Cubist Systematic Strategies, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 376* (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 376* (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 376* (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) <0.1% (see Item 4)
(12) Type of reporting person (see instructions) OO

*Based on ADSs.

CUSIP No. 54951L109
(1) Names of reporting persons Point72 Asia (Singapore) Pte. Ltd.
(2) Check the appropriate box if a member of a group
(see instructions)
(3) SEC use only
(4) Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 436,800* (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 436,800* (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 436,800* (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 0.1% (see Item 4)
(12) Type of reporting person (see instructions) OO

*Based on ADSs.

CUSIP No. 54951L109
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 17,015,704* (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 17,015,704* (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 17,015,704* (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.1% (see Item 4)
(12) Type of reporting person (see instructions) IN

*Based on ADSs and call options to purchase ADSs.

Item 1(a) Name of issuer:
Luckin Coffee Inc.
Item 1(b) Address of issuer's principal executive offices:
17F Block A, Tefang Portman Tower, No. 81 Zhanhong Road, Siming District, Xiamen, Fujian, People's Republic of China
2(a) Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset
Management”) with respect to Class A ordinary shares, par value US$0.000002 per share
(“Shares”), of the Issuer held by certain investment funds it manages;
(ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Shares held by certain investment funds managed by Point72 Asset
Management; (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic
Strategies”) with respect to Shares held by certain investment funds it manages; (iv) Point72 Asia (Singapore) Pte. Ltd. (“Point72 Singapore”)
with respect to Shares held by certain investment funds it manages; and (v)
Steven A. Cohen (“Mr. Cohen”) with respect to Shares
beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc.,
Cubist Systematic Strategies and Point72 Singapore.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic
Strategies, Point72 Singapore, and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
2(b) Address or principal business office or, if none, residence:
The address of the principal business office of (i) Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road,
Stamford, CT 06902; (ii) Cubist Systematic Strategies is 330 Madison
Avenue, New York, NY 10017; and (iii) Point72 Singapore is 50 Collyer Quay, Oue Bayfront
#08-03, Singapore 049321.

2(c) Citizenship:
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc.
is a Delaware corporation. Cubist Systematic Strategies is a Delaware limited liability company. Point72 Singapore is a Singapore limited company. Mr. Cohen is a United States citizen.
2(d) Title of class of securities:
Class A Ordinary Shares, Par Value US$0.000002 Per Share
2(e) CUSIP Number:
54951L109

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on August 5, 2019:

1. Point72 Asset Management, L.P.
(a) Amount beneficially owned: 16,578,528
(b) Percent of class: 5.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 16,578,528
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 16,578,528

2. Point72 Capital Advisors, Inc.
(a) Amount beneficially owned: 16,578,528
(b) Percent of class: 5.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 16,578,528
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 16,578,528

3. Cubist Systematic Strategies, LLC
(a) Amount beneficially owned: 376
(b) Percent of class: <0.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 376
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 376

4. Point72 Asia (Singapore) Pte. Ltd.
(a) Amount beneficially owned: 436,800
(b) Percent of class: 0.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 436,800
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 436,800

5. Steven A. Cohen
(a) Amount beneficially owned: 17,015,704
(b) Percent of class: 5.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 17,015,704
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 17,015,704

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic
Strategies, Point72 Singapore, and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset
Management. Pursuant to an investment management agreement, Cubist Systematic
Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages. Pursuant to an investment management agreement, Point72 Singapore maintains investment and voting power with respect to the securities held by certain investment funds it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist
Systematic Strategies, and Point72 Singapore. By reason of the provisions of Rule 13d-3 of the
Securities Exchange Act of 1934, as amended, each of (i) Point72 Asset
Management, Point72 Capital Advisors Inc., and Mr. Cohen may be deemed to beneficially own 16,578,528 Shares (constituting approximately 5.0% of the
Shares outstanding), (ii) Cubist Systematic Strategies and Mr. Cohen may be
deemed to beneficially own 376 Shares (constituting <0.1% of the Shares outstanding), and (iii) Point72 Singapore and Mr. Cohen may be deemed to beneficially own 436,800 Shares
(constituting 0.1% of the Shares outstanding). Each of Point72 Asset Management, Point72
Capital Advisors Inc., Cubist Systematic Strategies, Point72 Singapore, and Mr. Cohen
disclaims beneficial ownership of any of the securities covered by this statement. The number of
Shares reported herein consist of ADSs and call options to purchase ADSs, as applicable, which as disclosed by the Issuer on its prospectus form, Form 424B4 filed on May 17, 2019, each represent eight (8) Shares.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.
Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2019

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 ASIA (SINGAPORE) PTE. LTD.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person